Exhibit (a)(10)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DONALD RENSCH,	)
)
Plaintiff,	)
)
V.	)
) C.A. No.
PROTECTION ONE, INC.,	)
QUADRANGLE GROUP LLC, POI	)
ACQUISITION, L.L.C., PROTECTION	)
HOLDINGS, LLC, PROTECTION	)
ACQUISITION SUB, INC., MONARCH	)
ALTERNATIVE CAPITAL LP, GTCR	)
GOLDER RAUNER II, L.L.C., PETER	)
R. EZERSKY, RICHARD GINSBURG,	)
ALEX HOCHERMAN, RAYMOND C.	)
KUBACKI, ROBERT J. MCGUIRE,	)
THOMAS J. RUSSO, EDWARD	)
SIPPEL, MICHAEL WEINSTOCK, and	)
ARLENE M. YOCUM,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

NATURE OF THE ACTION

1. Plaintiff Donald Rensch (“Plaintiff”) brings this action individually and as a class action on behalf of all stockholders of Protection One, Inc. (“Protection One” or the “Company”) other than defendants and their affiliates (the “Class”). Protection One is controlled by its majority stockholders, which are investment vehicles controlled by defendant Quadrangle Group LLC (“Quadrangle”) and former Quadrangle investment vehicles now controlled by defendant Monarch Alternative Capital LP (“Monarch”). Quadrangle and Monarch (the “Majority Stockholders”) collectively own approximately 70% of the Company’s outstanding common stock (approximately 60% on a fully diluted basis) and pursuant to a stockholders agreement designate a majority of the Company’s Board and elect all the Company’s directors.

2. Plaintiff seeks declaratory, injunctive, and other equitable relief to prevent and remedy breaches of fiduciary duty by the defendants related to the acquisition of Protection One by defendant GTCR Golder Rauner II, LLC (“GTCR”) pursuant to an April 26, 2010 Agreement and Plan of Merger by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc., and Protection One (the “Merger Agreement”). Quadrangle and Monarch have each executed a Tender and Support Agreement (the “Support Agreements”) pursuant to which they have irrevocably agreed to sell their shares to GTCR for $15.50 per share and vote for the Merger Agreement and against any competing proposal. The Support Agreements also contain a draconian no-shop provision with no fiduciary out which precludes any competing proposal because 70% of Protection One’s outstanding stock is irrevocably committed to GTCR.

3. Having secured majority ownership of Protection One, GTCR intends to take the Company private and cash-out the Company’s minority stockholders for inadequate consideration of $15.50 per share through a coercive tender offer (the “Tender Offer”) and short form merger (the “Short-Form Merger”). The Support Agreements and Merger Agreement compel the Company’s public stockholders to sell their shares to GTCR. The Merger Agreement contains no provision conditioning the Tender Offer on the tender of a majority of the Company’s shares not held by Quadrangle and Monarch. Because Quadrangle and Monarch have irrevocably agreed to tender to GTCR under the Support Agreements, the 60% minimum tender condition (the “Minimum Condition”) for GTCR’s $15.50 Tender Offer for all 25,433,221 outstanding shares of common stock of Protection One will be satisfied even if not a single share of Protection One stock owned by stockholders other than Quadrangle and Monarch is tendered in the Tender Offer.

4. Under the Merger Agreement, the Company has granted GTCR an irrevocable option to purchase a sufficient number of common shares that, when added to the shares GTCR obtains in the Tender Offer, will give GTCR more than 90% of the Company’s outstanding common stock (the “Top-Up Option”). The Top-Up Option permits GTCR to accomplish the Short-Form Merger even if not a single public share is tendered into the Tender Offer. Thus, Protection One’s stockholders have no financially reasonable alternative but to tender into the Tender Offer because it is inevitable that their shares in Protection One will be cashed out at $15.50 per share either in the Tender Offer or in the subsequent Short-Form Merger.

5. Because the Top-Up Option may result in the issuance of up to 50 million additional Protection One shares in exchange for an unsecured, non-negotiable and non-transferable note of uncertain and undisclosed value, appraisal is not a viable option for Protection One’s minority stockholders. Moreover, GTCR’s materially misleading and incomplete May 3, 2010 offer to purchase (the “Offer to Purchase”) and the Company’s materially misleading and incomplete May 3, 2010 Schedule 14D-9 (the “Schedule 14D-9”) prevent the public stockholders from making an informed choice as to the Tender Offer and appraisal. Thus, the Tender Offer is coercive and deprives the Protection One stockholders of the chance to make their own assessment of the fairness of the $15.50 offer price.

6. In initiating, timing, structuring, negotiating, approving, locking-up and disclosing the sale of Protection One, including the minority shares, Quadrangle and Monarch and their designees to the Company’s board have breached their fiduciary duties. Protection One’s directors and Majority Stockholders have breached their fiduciary duties by entering into agreements with draconian and structurally coercive features that force Protection One’s public stockholders to sell their shares to GTCR. Because of its acquisition of a majority position in

Protection One and other rights pursuant to the Merger Agreement and Support Agreements, GTCR (and its acquisition vehicles) now owe to the Company’s minority stockholders the duties of a controlling stockholder. It is breaching those duties by proceeding with a coercive Tender Offer and Short-Form Merger that are not entirely fair — both procedurally and financially — to the Company’s unaffiliated public stockholders. GTCR has also aided and abetted the breach of fiduciary duties by the Majority Stockholders and the Protection One directors and its materially misleading and incomplete Offer to Purchase is fraudulent.

7. Plaintiff seeks to enjoin the coercive Tender Offer, the exercise of and issuance of shares pursuant to the Top-Up Option and the Short-Form Merger.

THE PARTIES

8. Plaintiff owns Protection One common stock, and has owned such stock continuously since prior to the wrongs complained of herein.

9. Defendant Protection One is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 1035 N. 3rd Street, Lawrence, Kansas 66044. Protection One’s registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801. According to its SEC filings, Protection One is one of the largest vertically integrated national providers of sales, installation, monitoring, and maintenance of electronic security systems to homes and businesses.

10. Defendant Quadrangle is a limited liability company organized under the laws of the State of Delaware with its principal executive offices located at 375 Park Avenue, New York, New York 10152. Quadrangle’s registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801. According to its website, Quadrangle is a global private investment firm with more than $3 billion in assets under management. As set forth in a Form SC 13D/A filed with the SEC by Quadrangle on April 27, 2010, Quadrangle owns 11,803,886 shares of Protection One common stock through defendant POI Acquisition, L.L.C., which is 70.36% owned by Quadrangle with the remaining 29.64% owned directly or indirectly by several wholly-owned or controlled investment vehicles: Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle GP Investors LP, and Quadrangle GP Investors LLC. Quadrangle owns approximately 46.4% of Protection One’s 25,433,221 shares of outstanding common stock. Under an April 2, 2007 Amended and Restated Stockholders Agreement among the Company, and the Majority Stockholders (the “Stockholders Agreement”), Quadrangle is entitled to designate three directors to the Company’s nine-member board of directors.

11. Defendant Monarch is a limited partnership organized under the laws of the State of Delaware with its principal executive offices located at 535 Madison Avenue, New York, New York 10022. Monarch’s registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801. According to its website, Monarch is a leading boutique investment banking firm. As set forth in a Form SC 13D/A filed with the SEC by Monarch on April 27, 2010, Monarch owns and controls 5,533,071 shares of Protection One common stock as the investment advisor to several Monarch-controlled investment vehicles: Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, Monarch Capital Master Partners LP, and Monarch Master Funding Ltd. Monarch owns approximately 23.27% of Protection One’s 25,433,221 shares of outstanding common stock. Monarch was formerly a Quadrangle vehicle called Quadrangle Debt Recovery Advisors LP but was spun off by Quadrangle (along with other Monarch entities) in January 2008. After the spin-off, Monarch became entitled under the Stockholders Agreement to designate two directors to Protection One’s nine-member Board. Because of their majority ownership of the Company’s stock, right to designate a majority of the board directly and right to designate and elect the entire board indirectly, Quadrangle and Monarch are the controlling stockholders of the Company, as the Company’s filings with the Securities and Exchange Commission confirm.

12. Defendant Richard Ginsburg (“Ginsburg”) has served as a director and Chief Executive Officer of Protection One since April 2001, and as President since July 2001. As CEO, Ginsburg serves as a Company director pursuant to the Stockholders Agreement. Because the Stockholders Agreement provides Ginsburg is only entitled to serve as a director for as long as he remains CEO, he serves at the pleasure of the Majority Stockholders.

13. Defendant Peter R. Ezersky (“Ezersky”) has served as a director of the Company since October 2009. Ezersky is a Managing Principal of Quadrangle, and joined Quadrangle in 2000. Ezersky is a Quadrangle designee to the Company’s Board.

14. Defendant Alex Hocherman (“Hocherman”) has served as a director of the Company since April 2008. Hocherman is a Vice President of Quadrangle, and joined Quadrangle in 2006. Hocherman is a Quadrangle designee to the Company’s Board.

15. Defendant Edward Sippel (“Sippel”) has served as a director of the Company since April 2008. Sippel is a Managing Principal of Quadrangle, and joined Quadrangle in 2007. Sippel is a Quadrangle designee to the Company’s Board.

16. Defendant Thomas J. Russo (“Russo”) has served as a director of the Company since April 2007. Russo has served as a partner and president of StepStone Hospitality, a hotel and restaurant management company, since 2007. Russo is a Monarch designee to the Company’s Board.

17. Defendant Michael Weinstock (“Weinstock”) has served as a director of the Company since February 2005. Weinstock is Managing Principal of Monarch Alternative Capital LP, an affiliate of Monarch. Weinstock is a Monarch designee to the Company’s Board.

18. Defendant Raymond C. Kubacki (“Kubacki”) has served as a director of Protection Once since April 2007. Kubacki served as a director of Integrated Alarm Services Group, Inc. (“IASG”) until it merged with and into the Company in April 2007 (the “IASG Merger”). The Stockholders Agreement provides that Kubacki was entitled to serve as a director of the Company until April 2009. Kubacki now serves as a director of the Company at the discretion of the Majority Stockholders.

19. Defendant Arlene M. Yocum (“Yocum”) has served as a director of the Company since the IASG Merger in April 2007. The Stockholders Agreement provides that Yocum was entitled under the terms thereof to serve as a director of the Company until April 2009. Yocum now serves as a director of the Company at the discretion of the Majority Stockholders.

20. Defendant Robert J. McGuire (“McGuire”) has served as a director of the Company since March 2005. The Stockholders Agreement provides that the Board shall include one “Independent Person” (as such term is defined therein) selected by a majority of the other directors and that McGuire was to be this person effective as of the date of the Stockholders Agreement. McGuire serves as a director of the Company at the discretion of the Majority Stockholders.

21. Defendant GTCR is a limited liability company organized under the laws of the State of Delaware with its principal executive offices located at 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654. GTCR’s registered agent is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904. According to its website, GTCR is a private equity firm that manages more than $8 billion in equity and mezzanine capital invested in a variety of companies and industries. By virtue of the Support Agreements, GTCR is the Company’s controlling stockholder. Defendant Protection Holdings, LLC (“Protection Holdings”) is a Delaware limited liability company formed and controlled by GTCR for the purpose of acquiring Protection One. Defendant Protection Acquisition Sub, Inc. (“Acquisition Sub”) is a Delaware corporation and a wholly-owned indirect subsidiary of Protection Holdings formed to be the purchaser of all shares of Protection One common stock.

22. Together, defendants Ginsburg, Kubacki, McGuire, Ezersky, Hocherman, Russo, Sippel, Weinstock, and Yocum may be referred to as the “Director Defendants,” Ezersky, Hocherman, and Sippel may be referred to as the “Quadrangle Designees” and Russo and Weinstock as the “Monarch Designees.” Together, the Director Defendants, Protection One, the Majority Stockholders, GTCR, POI Acquisition, Protection Holdings and Acquisition Sub may be referred to as the “Defendants.”

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23(a) and (b)(l) and (2), on behalf of the Class consisting of holders of common stock of Protection One on April 26, 2010 and thereafter. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of April 23, 2010, there were approximately 25,433,221 shares of Protection One common stock outstanding, of which approximately 7,711,603 are in the public float. According to Protection One’s 10-K for the year ended December 31, 2009 (the “10-K”), as of March 5, 2010, there were approximately 436 stockholders of record of the Company’s common stock.

26. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the Tender Offer is coercive;

(b) whether the Top-Up Option may be validly exercised under Delaware law;

(c) whether the no-shop provisions of the Merger Agreements and Support Agreements are permissible under Delaware law;

(d) whether GTCR’s acquisition of the minority shares is entirely fair to Protection One’s public stockholders;

(e) whether the Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

(f) whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

(g) whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All Protection One’s minority stockholders face the same threat that the Majority Stockholders have used and GTCR will use control of the Company to effect a forced sale of the minority shares under circumstances and on terms that are not financially and procedurally fair to Protection One’s minority stockholders. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief and corresponding declaratory relief on behalf of the Class, as a whole, is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Majority Stockholders’ Investment in the Company

30. On February 17, 2004, the Company’s former majority owner, Westar Industries, Inc. (“Westar”), sold its approximately 87% of the Company’s issued and outstanding common stock, as well as certain debt instruments, to the Majority Stockholders.

31. On February 8, 2005, the Company completed a debt-for-equity exchange with the Majority Stockholders which reduced the principal balance outstanding under the debt instruments acquired from Westar by $120 million in exchange for 16 million newly issued shares of Company common stock. The newly issued shares, together with those that the Majority Stockholders already owned, gave the Principal Stockholders approximately 97.3% of the Company’s common stock.

32. On April 18, 2005, the Company entered into management agreements with the Majority Stockholders, which were terminated as of April 2, 2007 in connection with the completion of the IASG Merger.

33. In the IASG Merger, IASG common stockholders received 0.29 shares of Protection One common stock for each share of IASG common stock, with cash paid in lieu of fractional shares. Upon the consummation of the IASG Merger, the Majority Stockholders’ ownership percentage of the Company’s outstanding common stock decreased to approximately 70.0%, and the former IASG stockholders held an aggregate of 27.9% of the Company’s common stock.

The Stockholders Agreement

34. In connection with the IASG Merger, the Company and the Majority Stockholders entered into the Stockholders Agreement dated as of April 2, 2007. The Stockholders Agreement provides in Section 2.1(a) for the following designees to the Protection One Board: (i) three designees of Quadrangle, (ii) two designees of Monarch, (iii) two designees pursuant to the IASG Merger Agreement until April 2009, (iv) Richard Ginsburg as long as he remains the Company’s CEO and (v) one director selected by a majority of the other directors (initially Robert J. McGuire). Under Section 2.1(d), Ginsburg is no longer entitled to serve as a director if he ceases to be the Company’s Chief Executive Officer and the Board will either be decreased or the vacancy will be filled by a majority of the remaining directors. Section 2.1(e) requires Quadrangle and Monarch to vote their shares, and for the Company to use its best efforts, to ensure the composition of the Board is as provided in Section 2.1(a) of the Stockholders Agreement. Quadrangle and Monarch also agree to vote to remove the designees of the other stockholder upon request by that stockholder, but that they shall not otherwise take any action to remove any director designated by the other stockholder.

35. Section 2.2 of the Stockholders Agreement requires that a designee of each of the Majority Stockholders must be present for there to be a quorum at a Protection One Board meeting and prohibits the Company and any other stockholder from taking any action to amend the by-laws to eliminate that provision. Under Section 2.3, the Majority Stockholders, as holders of at least 5% of the Company’s outstanding common stock, have contractual rights to

“information regarding the business, affairs, prospects and financial condition of the Company and its subsidiaries as such stockholder may reasonably request.” The Stockholders Agreement also contains transfer restrictions, first-offer rights, tag-along rights, drag-along rights, preemptive rights and other provisions. Though the agreement plainly regulates the affairs of a Delaware corporation, Section 6.13 provides it is governed by New York law.

36. As of April 26, 2010, the Majority Stockholders together owned 17,721,618 shares of Protection One common stock, constituting approximately 69.7% of the Company’s outstanding stock, and in excess of 60% of the Company’s common stock on a fully diluted basis. Lenders affiliated with the Majority Stockholders also hold approximately $45 million of the Company’s debt.

37. Through their stock and debt ownership and rights under the Stockholders Agreement, the Majority Stockholders exert actual control over the Company and constitute the Company’s controlling stockholders. As disclosed in the Company’s 10-K, entities affiliated with Quadrangle and Monarch “are [the Company’s] principal stockholders and together can exercise a controlling influence over [the Company], which may adversely affect the trading price of [Protection One’s] common stock”:

Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP and Quadrangle Select Partners LP (collectively “Quadrangle”) and Monarch Debt Recovery Master Fund Ltd and Monarch Opportunities Master Fund Ltd (collectively “Monarch” and together with Quadrangle the “Principal Stockholders”), collectively own approximately 70% of our outstanding common stock. Pursuant to a stockholders agreement, subject to the Principal Stockholders, acting together, maintaining a certain threshold of ownership in us, the Principal Stockholders will be able to control the election of a majority of our directors and accordingly exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, appointment of our officers, our acquisition or disposition of material assets and our incurrence of indebtedness. Similarly, the Principal Stockholders, acting together, will continue to have the power to determine matters submitted to a vote of our stockholders without the consent of other stockholders and to take other actions that are in the interests of the Principal Stockholders. There can be no assurance that the interests of the Principal Stockholders will coincide with our interests or the interests of our other stockholders.

GTCR’s Approaches to Quadrangle

38. Since May 2008, GTCR has been discussing with Quadrangle acquisition of a substantial equity interest in Protection One from Quadrangle and Monarch. In May 2009, GTCR approached Quadrangle concerning a proposal to acquire the entire Company. In October 2009, GTCR again approached Quadrangle to propose an acquisition of Protection One.

The November 2009 Refinancing

39. Within two weeks of GTCR’s proposal, the Company sought to refinance its senior credit facility. Protection One has $110,340,000 unsecured term loan (the “Unsecured Credit Agreement”) that is subordinated to that senior credit facility. Affiliates of the Majority Stockholders, along with the Arlon Group (through David Tanner, who was a founder of Quadrangle), were lenders under this Unsecured Credit Agreement. According to the Schedule 14D-9, lenders affiliated with the Majority Stockholders each held approximately $22.67 million of the outstanding principal of the unsecured term loan.

40. Under Section 4.13(a) of the Unsecured Credit Agreement, the lenders had a right to demand payment in the event of a “Change of Control” which included the consummation of any transaction that resulted in any person or group, other than the Majority Stockholders, owning, directly or indirectly, greater than 50% of the voting power or the equity value of the Company.

41. The Company’s senior credit facility which was governed by an Amended and Restated Credit Agreement dated April 26, 2006, as amended on March 13, 2007 (the “Amended Credit Agreement”). The Amended Credit Agreement did not include the same type of change of control provision as the Unsecured Credit Agreement. Rather, under Section 9(k)(v) of the Amended Credit Agreement, a “Specified Change of Control” triggered a default. In the event the Majority Stockholders sold their shares and exercised their right to demand payment under the Unsecured Credit Agreement, payment to the Majority Stockholders would trigger a default under the Amended Credit Agreement. After GTCR approached Quadrangle in October 2009 with a proposal to acquire all of the outstanding shares of the Company, the Majority Stockholders determined to have the Company change the Amended Credit Agreement.

42. On November 6, 2009, the Company announced that it was in discussions with existing lenders under its senior credit facility to “extend the maturity date and amend certain other terms of the facility” including increasing the loan facility by up to $75 million.

43. On November 17, 2009, the Company refinanced its senior credit facility by entering into a Second Amended and Restated Credit Agreement (the “Second Amended Credit Agreement”). J.P. Morgan Securities, Inc. (“J.P. Morgan”) acted as the sole lead arranger and sole book manager and it, along with other undisclosed lenders, was paid an aggregate of $5.3 million in connection with the refinancing. Kirkland & Ellis acted as legal counsel. The Second Amended Credit Agreement amended the definition of “Specified Change of Control” to incorporate by reference the “Change of Control” provision of the Unsecured Credit Agreement. The proceeds of the refinancing, together with available cash, were used in December 2009 to redeem the Company’s outstanding Senior Secured Notes.

44. The Schedule 14D-9 does not describe the Second Amended Credit Agreement, does not disclose that the refinancing was a response GTCR’s October 2009 proposal, and does not reveal that J.P. Morgan was paid (along with other undisclosed lenders) an aggregate of $5.3 million in connection with the refinancing.

45. In 2008, J.P. Morgan acquired Bear, Stearns & Co., Inc. (“Bear Stearns”) which had previously acted as sole lead arranger and sole bookrunner for the senior credit facility and had entered into financing commitments in connection with the Amended Credit Agreement. The Schedule 14D-9 makes no disclosure of J.P. Morgan’s debt position in the Company, whether from its acquisition of Bear Stearns, the November 2009 refinancing or otherwise.

Creation of the Transactions Committee

46. In response to GTCR’s October 2009 proposal, on November 23, 2009, “the Board created an ad hoc independent transactions committee of the Board (the ‘Transactions Committee’) and delegated to the Transactions Committee the responsibility to manage the strategic process.” The members of this purportedly “independent” committee are far from independent. The Transactions Committee is comprised of defendants Ezersky and Hocherman, who are affiliates of Quadrangle, defendant Weinstock, who is an affiliate of Monarch, and defendant McGuire, who was named to the Board pursuant to the Stockholders Agreement and depends upon the designees of Quadrangle and Monarch for his continued service on the Board. In short, the strategic process was managed by Quadrangle and Monarch.

47. According to the Schedule 14D-9, while the Transactions Committee was responsible to “manage the strategic process,” the Board, which is controlled by Quadrangle and Monarch, “retained full authority to approve or disapprove any particular transaction recommended by the Transactions Committee.” Thus, the authority of the Transactions Committee controlled by Quadrangle and Monarch was subject to approval by the Board controlled by Quadrangle and Monarch.

48. On December 24, 2009, the Company retained J.P. Morgan as its financial advisor in considering strategic alternatives. The retention of J.P. Morgan was not mere happenstance. In February 2009, J.P. Morgan and Monarch Alternative Capital LP (and others) collaborated to provide Interstate Bakeries Corporation with new financing in connection with Interstate’s emergence from Chapter 11 bankruptcy. In April 2009, J.P. Morgan and Monarch (and others) teamed up to provide Blockbuster, Inc. with a $250 million revolving loan refinancing. And as discussed above, in November 2009, after GTCR’s October 2009 overture to acquire Protection One, J. P. Morgan played the lead role in the refinancing of the Company’s debt.

49. On January 20, 2010, the Company belatedly announced that it had started to explore and evaluate the Company’s strategic alternatives, including a possible outright sale. On January 22, 2010, J.P. Morgan contacted GTCR to discuss GTCR’s interest in Protection One. By January 25, 2010, GTCR had signed a confidentiality agreement, and J.P. Morgan then provided GTCR a confidential memorandum on Protection One.

Equity Grants to Senior Executives and Cash Payments to Directors

50. According to the Schedule 14D-9, from January 20, 2010 through February 19, 2010, J.P. Morgan contacted numerous potential buyers, and the Company entered into numerous confidentiality agreements. With preliminary offers from potential purchasers due on February 23, 2010, the Director Defendants on February 22, 2010 caused the Company to enter into amended and restated employment agreements (the “Amended Employment Agreements”) with CEO Ginsburg as well as Chief Financial Officer Darius Nevin and Chief Operating Officer Peter Pefanis (collectively, the “Senior Executives”). Among other things, the Amended Employment Agreements modified the definition of “good reason” for the Senior Executives to terminate their employment to include the Company’s common stock ceasing to be publicly traded on an established national stock exchange in connection with or following a change of control. As defined in the Amended Employment Agreements, “Qualified Termination” “means a termination of Executive’s employment (i) by the Company other than for Cause, including by the Company providing notice of nonrenewal of this Agreement or (ii) by Executive for Good Reason.” The new definition of “good reason” enables the Senior Executives to terminate their employment with Protection One when GTCR takes the Company private and to collect multi-million dollar compensation packages.

51. According to the Schedule 14D-9, defendant Ginsburg stands to receive $2,602,410 upon a qualifying termination in connection with a change in control (as compared to his 2009 annual compensation of $896,295). Defendants Nevin and Pefanis stand to receive $1,717,599 and $1,558,065 in change-in-control payments, respectively (as compared to $629,013 and $548,283 in 2009 annual compensation respectively).

52. Also on February 22, 2010, the Director Defendants caused the Company to grant equity awards to the Senior Executives (the “Equity Awards”), consisting of (i) an aggregate of 439,160 stock appreciation rights (“SARs”) under the Company’s 2010 Stock Appreciation Rights Plan (the “2010 SAR Plan”), which was adopted by the Company on February 22, 2010; (ii) an aggregate of 439,160 stock options under the 2008 Long Term Incentive Plan (“2008 LTIP”); and (iii) restricted share awards for an aggregate of 100,000 shares of restricted stock under the 2008 LTIP. Ginsburg received 50,000 restricted shares, 195,182 stock options and 195,182 SARs. Nevin received 25,000 restricted shares, 130,284 stock options and 130,284 SARs. Pefanis received 25,000 restricted shares, 113,694 stock options and 113,694 SARs. The number of SARs Ginsburg, Nevin and Pefanis received in February 2010 was equal to the number of modified SARs they already respectively held. The exercise price for each stock option is $9.50, the closing price of the Company’s common stock on the date of grant. The payout for each SAR is equal to the difference between (x) $7.50, and (y) the lesser of: (i) $9.50, the closing price of the Company’s common stock on the date of grant, and (ii) the value of a share of Company common stock on the date of exercise. While the Equity Awards supposedly will vest in one-half increments on each of the second and third anniversary of the grant date so long as the Executive is employed with the Company, vesting will accelerate upon a change of control of the Company if (x) the Senior Executive is employed with the Company at the time of the change of control or (y) the change of control occurs within two years of the date of grant and within 90 days of the Senior Executive’s termination that is a qualifying termination. Both the stock options and the restricted shares are subject to all the terms and conditions of the 2008 LTIP as well as the individual award agreements. The SARs are subject to all of the terms and conditions of the 2010 SAR Plan as well as the individual grant agreements.

53. At the time these equity awards were made, Protection One had been pursuing strategic alternatives for several months and was about to receive preliminary offers. Thus, it was already known that Protection One was about to be sold for a price substantially in excess of its $9.50 market price. Consequently, it was known that the restricted shares awarded to the Senior Executives on February 22, 2010 would have a value of $9.50 or substantially more per share, the options granted on that date would have substantial value because any transaction would be substantially above the $9.50 exercise price, and the SARs, which had a $7.50 grant price and were already $2.00 in the money when issued, would have substantial value because any transaction would be well above $7.50. While the equity grants were subject to vesting provisions, all those grants would vest immediately and fully when Protection One was sold. In short, the granting of the equity awards was essentially giving away money that otherwise would have gone to the stockholders.

54. Section 3.3(a) of the Merger Agreement provides for all options to vest and become fully exercisable and for option holders to receive a cash payment based on the excess of the $15.50 offer price over the exercise price of the options. Subsection (b) of that section provides for stock appreciation rights to become fully vested and payable and for the holders of SARs to receive a cash payment equal to the redemption price under the applicable SAR Plans. Similarly, unvested restricted shares and restricted share units will become entitled to receive $15.50 (Section 3.3(c)-(d)).

55. At the $15.50 Offer Price, Defendant Ginsburg will receive (i) $775,000 for his 50,000 restricted shares, (ii) $1,171,092 for the spread on his 195,182 stock options and (iii) $390,364 for his 195,182 SARs. In total, Ginsburg will receive approximately $2,336,456 with respect to equity grants that will be only about three months old at the time Protection One is acquired. Nevin and Pefanis will receive approximately $2,726,830 for their recent equity grants. Overall, these three senior executives will siphon off $5,063,286 of potential merger consideration just for their recently granted equity awards.

56. Prior to the February 22, 2010 equity grants, Ginsburg held (based on Protection One’s April 30, 2010 10-K/A), (i) approximately 621,035 options with an exercise price of $6.52, (ii) 195,182 SARs with an exercise price of $5.02 and (iii) 692,010 SARs with an exercise price of $6.30. Under the Merger Agreement, Ginsburg will receive approximately $5,576,894 ($8.98 per option) for his options and approximately $8,411,999 for his SARs. Thus, Ginsburg will receive approximately $14,000,000 for the options and SARs he held prior to February 22, 2010. Thus, it is difficult to understand why it was necessary to add another $2.3 million as a result of the February 22, 2010 grants. Similarly, Nevin and Pefanis will receive in excess of $5 million as a result of the acquisition of Protection One with respect to their existing options and SARs. The February 22, 2010 equity grants added an addition $2.7 million to the more than $10 million they would otherwise have received.

57. According to the Schedule 14D-9, each of the so-called independent directors (i.e., Kubacki, Yocum, Russo and McGuire) will receive a $65,000 cash payment just prior to the completion of the Tender Offer and Short-Form Merger in June 2010. Each also holds 26,287 restricted share units which will vest upon the close of the Tender Offer and entitle them to a cash payment of $407,448 each.

The Unexplained Elimination of the Higher Bid(s)

58. The Schedule 14D-9 indicates that by February 24, 2010, the Company had received preliminary offers from 18 potential buyers ranging from $7.76 to $17.25 per share. On February 25, 2010, the Transactions Committee met with J.P. Morgan “to review and assess the preliminary indications of interest.” The Schedule 14D-9 states:

Based on the value ranges and other proposed terms of a transaction included in each of the various indications of interest, the Transactions Committee determined to permit 9 of the 18 potential buyers to proceed in the process (2 corporate buyers and 7 financial sponsors). The proposals from these 9 parties included offer prices that ranged from $9.50 per share to $15.22 per share.

Thus, the Transactions Committee excluded from further consideration an offer of $17.25 per share (and possibly other offers that were in excess of $15.22 per share). The Schedule 14D-9 provides no explanation why the Transactions Committee omitted at least one offer that was $2.03 above the highest offer contained in the 9 offers the Transactions Committee permitted to proceed. The Schedule 14D-9 contains partial disclosure that the Transactions Committee eliminated nine potential buyers, including one who had bid $17.25 or $2.03 above the highest bid (i.e., $15.22) the committee allowed to proceed, “[b]ased on the value ranges and other proposed terms” of the bids of those potential buyers. Given this partial disclosure, a reasonable stockholder would find it material to know why a potential buyer(s) making a bid(s) with a value range above $15.22 was excluded from further participation in the sale process.

The Decision to Allow J.P. Morgan to Be on Both Sides of the Transaction

59. Also on February 25, 2010, the Transactions Committee decided that while J.P. Morgan would continue as the Company’s financial advisor with respect to the sale of the Company, J.P. Morgan’s affiliate should be permitted to arrange debt financing and provide specific financing guidance for the sale. Thus, J.P. Morgan would stand on both sides of the transaction, as a financial advisor to the Company and as a lender to the acquirer (i.e., GTCR). The Transactions Committee concluded that allowing J.P. Morgan to occupy this conflicted position would “facilitate a transaction.” Certainly, being on both sides of the transaction gave J.P. Morgan a motive to get a transaction done at whatever price in order to derive fees both as a financial advisor to the Company and as a lender to the acquiror. To put a fig leaf over J.P. Morgan’s conflict of interest, the Transactions Committee determined that it would be necessary to get a different investment bank to render a fairness opinion.

60. The Schedule 14D-9 asserts that in deciding to permit J.P. Morgan to participate in the financing, the Transactions Committee considered material “the fact that J.P. Morgan and its affiliates played a leading role in a refinancing of the Company’s debt in November 2009 and therefore had recent familiarity with the Company’s business and confidence that it could again lead a successful financing.” This disclosure is materially misleading and incomplete. First, it suggests that the Transactions Committee determined that J.P. Morgan would “lead a successful financing” of the sale of the Company. Yet the Schedule 14D-9 does not disclose whether J.P.

Morgan has the leading role in GTCR’s financing. Second, the Schedule 14D-9 does not disclose who retained J.P. Morgan for the November 2009 refinancing, what J.P. Morgan’s leading role was (including whether it was a lender or participant in the financing), or what fees J.P. Morgan was paid and by whom. Third, there is no disclosure in the Schedule 14D-9 of the nature of or reasons for the refinancing, including whether it was a preparatory step for a sale of the Company and how it affected the debt interests of Quadrangle and Monarch.

61. Though the Transactions Committee recognized that J.P. Morgan was too conflicted to give a fairness opinion, it nonetheless permitted J.P. Morgan to continue to run the sale process, including communications with the potential buyers. According to the Schedule 14D-9, on March 15, 2010, the Transactions Committee reviewed the material terms of a proposed draft Merger Agreement and discussed “the structure of the proposed transaction.” However, the Schedule 14D-9 does not disclose whether the proposed structure was a tender offer and short-form merger or what the other terms were. J.P. Morgan discussed with the Transactions Committee the timeline and progress of the sale process, which it was still conducting despite its conflicting roles. Indeed, the Schedule 14D-9 states that J.P. Morgan was involved in narrowing the list of prospective buyers, scheduling site visits and sending final bid instructions to prospective buyers.

J.P. Morgan Continues to Run the Sale Even After Lazard ls Belatedly Retained

62. According to the Schedule 14D-9, on April 8, 2010, the Transactions Committee, “having been informed that several of the potential buyers remaining in the process had indicated a desire to include J.P. Morgan or its affiliates in the group of lenders proposing to finance their bids,” finally engaged Lazard Freres & Co., LLC (“Lazard”) as purportedly “an independent investment banker.” Thus, the Committee waited six weeks after concluding that a second investment bank would be necessary because J.P. Morgan wanted to participate as a lender to the buyer, before it finally retained Lazard. Meanwhile, J.P. Morgan ran the process. Not surprisingly, potential bidders chose to include J.P. Morgan as a lender, given that J.P. Morgan had an inside track as the financial advisor to the Company on the deal.

63. The Board’s financial advisors, J.P. Morgan and Lazard are no less conflicted than the Transactions Committee and the Board. As stated in the Schedule 14D-9, the Transactions Committee retained J.P. Morgan to provide financial advisory services in connection with the exploration of strategic alternatives. The Schedule 14D-9 discloses that in connection with these services, J.P. Morgan will receive a fee of $8,850,000 from the Company contingent upon completion of the Tender Offer and Short-Form Merger. In a slight recognition that J.P. Morgan’s desire to be on both sides of the transaction was costly to the Company, J.P. Morgan is to pay half of Lazard’s $1.25 million fee.

64. The Schedule 14D-9 and Offer to Purchase do not disclose the fees and other compensation J.P. Morgan will receive as a lender to GTCR nor the extent of J.P. Morgan’s participation as a lender to GTCR. Given (i) J.P. Morgan’s central role as the Company’s financial advisor in the sale process, (ii) the partial disclosure in the Schedule 14D-9 concerning J.P. Morgan’s participation in GTCR’s financing, including the recognition that such participation posed a conflict of interest, and (iii) the disclosure of J.P. Morgan’s contingent fee for serving as the Company’s financial advisor, a reasonable stockholder would consider it material to know the extent of J.P. Morgan’s participation in GTCR’s financing, the compensation J.P. Morgan is to receive for such participation and whether that compensation is contingent upon completion of the Tender Offer and Short-Form Merger.

65. Although the Schedule 14D-9 states that the Transactions Committee retained Lazard on April 8, 2010 as an “independent investment bank,” it was anything but independent. The Schedule 14D-9 and Lazard’s April 26, 2010 fairness opinion letter state:

Lazard (i) in the past has provided and currently is providing investment banking services to certain portfolio companies of a Shareholder of Protection One, (ii) in the past has provided investment banking services to GTCR and certain of its portfolio companies and (iii) currently is providing financial advisory services, to Lazard’s knowledge, to one portfolio company of GTCR, in each case for which Lazard has received and may receive compensation.

66. The Schedule 14D-9 contains no disclosure concerning the Transaction Committee’s consideration of these conflicts at the time it retained Lazard to render a fairness opinion. Nor does the Schedule 14D-9 indicate whether the Transaction Committee or the Board were aware of these conflicts prior to the time they approved the Merger Agreement on April 25, 2010. A reasonable stockholder would want to know whether the Transaction Committee and the Board were aware of and considered Lazard’s conflicts prior to their approval of the Merger Agreement and, if so, the basis for their determination that Lazard was independent.

67. Despite the retention of Lazard, J.P. Morgan continued to attend Transactions Committee meetings, to conduct discussions with potential bidders, including GTCR, on Protection One’s behalf and to control the sale process. On April 20, 2010, J.P. Morgan made a presentation regarding the financial terms of the bids. On April 21, 2010, the Transactions Committee instructed J.P. Morgan (not Lazard) to hold further discussions with GTCR, which had bid $15.00 per share, and another bidder (“Bidder A”) who had bid $14.00 per share but offered relatively attractive terms and a clear transaction timeline. Apparently, the Transactions Committee determined not to pursue further discussions with the two other bidders, but only directed that further discussions occur with GTCR and Bidder A who purportedly had required in their proposals that Monarch and Quadrangle be contractually committed to the Transaction.

68. J.P. Morgan conducted further discussions with Bidder A and GTCR on April 21 and April 22, 2010.

The Company Announces FY09 Results and Files its 2009 10-K

69. Protection One enjoyed excellent financial results in 2009. As defendant Ginsburg stated in a March 23, 2010 press release in which the Company announced its 4Q and FY09 financial results, the Company had significant operating and financial improvements during 2009, ended the year with a strengthened balance sheet with reduced leverage and an extension of its debt maturities, and is poised for continued operational and financial success in 2010 and beyond.

70. Ginsburg made similar comments in the Company’s March 23, 2010 earnings conference call, noting that despite bleak economic conditions and weak capital markets:

First, we delivered $122.8 million of adjusted EBITDA in 2009, which is up more than 12% compared to 2008. Two, we generated $82 million in operating cash flow in 2009, excluding the benefit of a tax-related settlement that I’m going to talk about in a moment. That compares to $60 million in 2008. Three, we reduced cash used for investing activities by one-third to $32 million in 2009 from $48 million. And finally, we produced free cash flow of $50.2 million in 2009, excluding the settlement benefit, and that compares to $10.9 million in 2008. So these results exceeded our expectations, and I really hope they did yours as well.

71. The Company’s March 23, 2010 press release trumpeted the vastly improved financial results for the fiscal year ended December 31, 2009 over fiscal 2008:

2009	2008
Operating Income (in millions)
$40.3	$10.3
Net Income
$17.5	($50.5)
EBITDA
$122.8	$109.3
Debt
$447.3	$522.6

72. Given the Company’s outstanding recent financial performance, the $15.50 per-share consideration in the Tender Offer and Short-Form Merger considerably undervalues the Company’s stock.

The Merger Agreement

73. On April 26, 2010, the Company announced in a press release that it had entered into the Merger Agreement for GTCR to acquire Protection One at $15.50 in cash per share.

74. As required by Section 2.1(a) of the Merger Agreement, GTCR commenced the Tender Offer on May 3, 2010, five business days after the date of the Merger Agreement. Section 2.2(a) of the Merger Agreement requires Protection One to file the Schedule 14D-9 recommending the Tender Offer on the same date as the filing the Initial Schedule TO for the Tender Offer. Section 2.1(d) provides that unless extended, the Tender Offer will be open for only 22 business days (i.e., June 2, 2010). The Tender Offer is subject to a “Minimum Condition” under Section 2.1(a) requiring that 60% of Protection One’s common stock on a fully diluted basis be tendered into the offer. However, Section 2.1(e) provides that for purposes of determining whether the Minimum Condition has been satisfied, the shares of common stock subject to the Support Agreements are deemed to be tendered into the Tender Offer.

75. Under Section 2.1(f), there may be a “subsequent offering period” at GTCR’s discretion if necessary to obtain sufficient shares of Protection One’s common stock to reach the “Short Form Threshold” (i.e., 90% of Protection One’s outstanding stock) where the Top-Up Option is “legally unavailable or insufficient to permit the Company to reach the Short Form Threshold.”

76. Section 2.3(a) of the Merger Agreement provides that after the “Acceptance Time” when Acquisition Sub accepts for payment shares of Protection One tendered in the Tender Offer, Protection Holdings shall be entitled to elect or designate the number of directors of the Company’s board (rounded up) proportionate to GTCR’s beneficial ownership of the Company’s outstanding stock. The Company is also required to provide such proportionate representation on Board committees and subsidiary boards and committees. It is also required to cause the Company to be treated as a controlled company under NASDAQ rules.

77. Under Section 2.11 of the Merger Agreement, Protection One granted to GTCR the irrevocable Top-Up Option to purchase at the $15.50 offer price the number of shares of Protection One common stock that, when added to the number of shares owned by GTCR, constitutes one share more than 90% of the number of outstanding shares of common stock after the issuance of the Top-Up Option shares. Section 2.11(a) of the Merger Agreement provides:

Parent or Acquisition Sub may pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest at 3% per annum with principal and interest due one year after the purchase of the Top-Up Option Shares, repayable in whole or in part without premium or penalty.

78. Section 4.3(a)(i) of the Merger Agreement recites that as of April 23, 2010 Protection One had issued and had outstanding 25,433,221 shares of common stock, 2,652,398 stock options, 105,148 restricted-share units, 5,000 warrants, and 2,435,343 SARs.

79. Section 6.6 imposes extremely restrictive provisions on any possibility of an alternative transaction. While the title of the section is “No Solicitation of Competing Proposal,” its restrictions extend way beyond actual solicitation of an actual competing proposal. Section 6.6(a) bars the Company “directly or indirectly” from:

(i) solicit, initiate, propose or knowingly facilitate or encourage (including by providing nonpublic information) any inquires, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (ii) furnish to any person any nonpublic information with respect to any inquiries, proposals or offers, or any other efforts or attempts, that constitute or would reasonably be expected to lead to any Competing Proposal, (iii) engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers, or any other efforts or attempts, that constitute or would reasonably be expected to lead to any Competing Proposal, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or otherwise knowingly facilitate any effort or attempt by any person to make a Competing Proposal (including providing any consent or authorization to make a Competing Proposal to any officer or employee of the Company or to the board of directors of the Company (or any member thereof) pursuant to any existing confidentially agreement, (v) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (vi) fail to publicly recommend against any Competing Proposal or fail to publicly reaffirm the Company Recommendation within two (2) Business Days after Parent so requests, (vii) fail to include the Company Recommendation in the Offer Documents, (viii) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or similar document or any agreement or commitment providing for any Competing Proposal or offer that would reasonably be expected to lead to a Competing Proposal, (ix) change, qualify, withhold or withdraw or modify in a manner adverse to Parent or Acquisition Sub the Company Recommendation, or (x) resolve to propose or agree to do any of the foregoing (any action or failure to take action described in clauses (v), (vi), (vii), (ix) and, with respect to clauses (v), (vi), (vii) and (ix), (x), a “Change of Recommendation.”‘). The Company shall immediately cease and use its reasonable best efforts to cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted prior to the execution of this Agreement by the Company, its subsidiaries or any of their respective Representatives with respect to any Competing Proposal and shall request the return or destruction of all confidential information provided by or on behalf of the Company or any of its subsidiaries to such person.

80. Section 6.6(b) contains an extremely narrow fiduciary out that would apply only if, despite the incredible limitations of Section 6.6(a), Protection One somehow actually received a “Competing Proposal.” The fiduciary out would only apply if Protection One had not engaged in any of the various activities prohibited by 6.6(a) and the Board determines in good faith after consultation with advisers that the Competing Proposal constitutes a Superior Proposal or would be expected to result in a Superior Proposal and after consultation with outside legal counsel the Board determines in good faith that “failure to take such action would be inconsistent with its fiduciary duties.” All these conditions must be met for the Company to even furnish non-public information to the competing offeror, and then such information may only be furnished pursuant to a Confidentiality Agreement with standstill provisions identical to those in GTCR’s Confidentiality Agreement with the Company. Section 6.6 also confers on GTCR various rights to notice, information, proposals, draft agreements and term sheets, offers with respect to any Competing Offer. Under Section 6.6(g), the Company’s Board determination as to a Superior Proposal must take into account “the conditionality, expected timing, likelihood of consummation, and all of the terms, impact and all legal, financing and regulatory aspects and status, stockholder litigation, break-up fees and expense reimbursement provisions” and must determine after considering all of those factors that the Proposal is nevertheless “more favorable from a financial point of view to all of the stockholders of the Company” than the Tender Offer and Short-Form Merger. In light of GTCR’s rights under the Support Agreements and the Merger Agreement, the Protection One Board could never make a determination that there was a Superior Proposal.

The Support Agreements

81. Section 2 of the April 26, 2010 Support Agreements of Quadrangle and Monarch contains a voting agreement that until their shares are accepted for payment in the Tender Offer, Quadrangle and Monarch shall vote or execute a written consent with respect to all their shares:

(A) in favor of adopting the Merger Agreement [and any modification or amendment to the Agreement] and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and this Agreement and any other matter that must be approved by the stockholders of the Company in order for the transactions contemplated by the Merger Agreement to be consummated,

(B) against any Competing Proposal and

(C) against any proposal, action or agreement that would result in any of the conditions set forth in Article VII or Annex I of the Merger Agreement not being fulfilled or satisfied.

Section 3 of the Support Agreements requires Quadrangle and Monarch to tender their shares into the Tender Offer and to not withdraw those shares. Paragraph 4(a) prohibits Quadrangle and Monarch from transferring any of their shares without GTCR’s written consent, granting any proxy or consent inconsistent with their obligations under Section 2 of the Support Agreements or taking any other action that would make any of their representations or warranties untrue or incorrect.

82. Section 4(b) of the Support Agreements contains restrictive provisions that effectively preclude any alternative transaction:

Stockholder hereby agrees that Stockholder shall not, and shall cause its officers, directors, employees, and other agents (collectively, its “Representatives”‘) not to, directly or indirectly, (i) solicit, initiate, propose, knowingly facilitate or encourage

(including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (ii) furnish to any person any material nonpublic information with respect to, any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iii) engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts to attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (v) make any public statement or proposal inconsistent with the Company Recommendation, or (vi) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring Stockholder to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated hereby. Stockholder shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to the execution of this Agreement by or on behalf of Stockholder or any of its Representatives with respect to any Competing Proposal. Stockholder shall promptly (and in no event later than twenty-four (24) hours following Stockholder’s receipt or knowledge of such Competing Proposal) notify Parent orally of any Competing Proposal that any Person made to Stockholder, including the identify of such Person, and promptly thereafter notify Parent in writing with such notice to include a copy of such Competing Proposal, including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Competing Proposal), including any modifications thereto.

Significantly, these restrictions do not contain any fiduciary out for Quadrangle and Monarch as Protection One’s controlling stockholders.

83. In Section 5(a) of the Support Agreements, Quadrangle and Monarch waive and agree not to exercise their appraisal rights and agree not to join in and to opt out of any class action challenging the validity of or seeking to enjoin the operation of any provision of the Support Agreements or alleging any breach of fiduciary duty with respect to the Merger Agreement.

84. Section 9(j) of the Support Agreements provides that the agreements are governed by Delaware law.

85. The Support Agreements confer on GTCR, Protection Holdings and Acquisition Sub beneficial ownership of the Protection One common stock held by Quadrangle and Monarch. They have the right to acquire such stock (exercisable within about 30 days) pursuant to agreement. They have agreements controlling the voting of such stock that are not limited to a revocable proxy, including an agreement to vote for the Merger Agreement, against any Competing Proposal or any measure that would prevent closing of the Merger Agreement and a prohibition on proxies or consents inconsistent with the voting requirements. They have an agreement for disposing of such stock with the beneficial owners of that stock, including agreements that such stock shall not be transferred or subject to an appraisal or part of any class action. The Support Agreements, together with the provisions of the Merger Agreement, (including (i) the right to Board control, (ii) the Minimum Condition that is certain to be satisfied because of the provisions of the Support Agreements, (iii) the irrevocable Top-up Options, and (iv) the restrictions on the Company’s business), make GTCR a controlling stockholder of Protection One with fiduciary duties to the minority stockholders.

Payment of Expenses and Prepayment of Debt to Majority Stockholders

86. Also on April 26, 2010, the Majority Stockholders entered into Letter Agreement with the Company (the “Letter Agreement”) pursuant to which they agreed to waive the various transfer restrictions and first-offer, tag-along and drag-along rights under the Stockholders Agreement with respect to the Support Agreements and their required tender into GTCR’s Tender Offer. In the Letter Agreement, the Company agreed to pay up to $700,000 of the expenses of Monarch and Quadrangle related to the Letter Agreement, the Support Agreements, the Merger Agreement, the Tender Offer and the process resulting in the Merger Agreement. At page 8 of the Schedule 14D-9, Protection One acknowledges that “the Company agreed to pay the legal fees and expenses of Quadrangle and Monarch, up to a maximum amount of $700,000,” but does not explain why the Company is paying those fees and expenses.

87. Lenders affiliated with Quadrangle and Monarch each hold $22,670,000 of the outstanding principal amount of Protection One’s $110,340,000 unsecured term loan. Upon consummation of the Offers, the lenders affiliated with Quadrangle and Monarch will each receive $22,670,000 plus accrued and unpaid interest from March 15, 2010. Thus, the Majority Stockholders will receive, in addition to $15.50 per share for their Protection One stock, debt prepayments of more than $45,340,000.

Materially Misleading and Incomplete Disclosure Concerning the Top-Up Option

88. On page 19, the Schedule 14D-9 contains the following materially incomplete description of the Top-Up Option:

Pursuant to the terms of the Merger Agreement, the Company has granted to Acquisition Sub an option (the “Top-Up Option”), exercisable in whole but part, to purchase at a price per Share equal to the Offer Price such number of shares that, when added to the number of Shares owned by Parent and Acquisition Sub as of immediately prior to the exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares outstanding immediately after such issuance. Acquisition Sub may exercise the Top-Up Option at any time after it accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer.

Parent or Acquisition Sub may pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest at 3% per annum with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty.

The Top-Up Option will terminate upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite timing of the completion of the Merger by permitting Acquisition Sub to effect a “short-form” Merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Shareholders of the Company would otherwise be assured because of Acquisition Sub’s and Parent’s collective ownership of a majority of the Shares following completion of the Offer.

89. The Offer to Purchase contains even less disclosure concerning the Top-Up Option and that minimal disclosure is materially misleading and incomplete.

90. The Schedule 14D-9 states that, in considering potentially negative factors concerning the Tender Offer and the Merger, the Protection One Board considered:

The fact that if the Offer is completed and only Quadrangle and Monarch tendered their Shares, then Acquisition Sub will be able to exercise the Top-Up Option (as defined below) and consummate the Merger without a Shareholder vote because Acquisition Sub, with the Top-Up Option, would acquire more than 90% of Protection One’s outstanding Shares.

Thus, the Schedule 14D-9 admits that the Top-Up Option requires the Company to allow GTCR to acquire sufficient shares so that, even if the 70% of Protection One’s outstanding common shares owned by Quadrangle and Monarch are the only shares tendered, GTCR could still reach 90% of all outstanding shares, including shares issued pursuant to the Top-Up Option.

91. The Schedule 14D-9 and Offer to Purchase contain no disclosure concerning the number of shares that could be issued pursuant to the Top-Up Option. Because issuance of shares pursuant to the Top-Up Option would significantly increase the number of outstanding shares, Protection One could be required to issue a huge number of additional shares under that option. If, at the conclusion of the Tender Offer, GTCR owned approximately 17.8 million of Protection One’s approximately 25.4 million outstanding shares (i.e. the approximately 70% owned by Quadrangle and Monarch), it would need to acquire an additional 50.9 million shares so that it would own approximately 68.7 million shares out of what would then be an outstanding share total of approximately 76.3 million shares (i.e., over 90% of the outstanding stock following exercise of the option). Thus, in order to increase GTCR’s ownership of Protection One’s outstanding stock from 70% prior to exercise of the Top-Up Option to 90% after exercise of the option, Protection One would be required to issue more than 50 million additional shares.

92. The Top-Up Option permits Protection Holdings or Acquisition Sub to exercise the options through issuance to the Company of an unsecured, non-negotiable, non-transferable promissory note with principal and 3% simple interest not due until a year later (the “Unsecured Note”). At $15.50 per share, the exercise price of the Top-Up Option for 50.9 million shares would total approximately $789 million. However, an Unsecured Note for that face amount would not have a value of $789 million. If the Top-Up Option is exercised, the value of Protection One at the time of the Merger will consist of the value of its existing business and assets, plus the value of the Unsecured Note. A minority stockholder’s proportionate share of the value of the Company will be reduced by the issuance of the Top-Up Shares. Thus, to the extent the value of the Unsecured Note is worth less than the per-share value of Protection One’s existing business and assets, the issuance of the Top-Up Shares will reduce the fair value per share in an appraisal action. Moreover, to the extent the Unsecured Note is worth less than $15.50 per share (which given its terms appears highly probable), the issuance of the Top-Up Shares may reduce the per-share value of Protection One in an appraisal to below $15.50. For example, even if the fair value of Protection One prior to the exercise of the Top-Up Option was $15.50 per share (i.e., the Tender Offer and Merger Price), the issuance of the Top-Up Shares in exchange for the Unsecured Note may reduce the fair value of Protection One to under $15.50 per share.

93. The Top-Up Option and Unsecured Note may significantly affect the determination of fair value in any appraisal proceeding. Yet the Schedule 14D-9 and Offer to Purchase contain no disclosure concerning the effects of the option or the value of the note. The Schedule 14D-9 and Offer to Purchase contain no disclosure concerning the potential effect of the issuance of the Top-Up Shares on the fair value of Protection One’s common stock, including in an appraisal. The Schedule 14D-9 and GTCR’s Offer to Purchase contain no disclosure regarding the value of the Unsecured Note that Protection Holdings or Acquisition Sub, two newly created acquisition vehicles, are permitted to use to pay for the Top-Up Shares. Furthermore, the Schedule 14D-9 and Offer to Purchase contain disclosures concerning appraisal rights, but neither contains any disclosure as to how the value of the Unsecured Note could affect the determination of fair value of Protection One as of the date of the Merger in an appraisal proceeding.

94. There is no indication in the Merger Agreement, Schedule 14D-9 or Protection One’s other public filings and disclosures that the Protection One directors, their financial advisors or the Majority Stockholders made any effort to value the Unsecured Note or to ensure that the consideration for the Top-Up Shares would be worth at least $15.50 per share. For example, the Protection One directors and Majority Stockholders failed to (i) require that the note be secured, (ii) require that the giver of the note be the holder of both the shares purchased in the Tender Offer and the shares issued pursuant to the Top-Up Option, (iii) provide for an interest rate, terms and other protections that ensure the note would be worth at least $15.50 per share and (iv) obtain agreement from GTCR that in any appraisal proceeding it would not cause the surviving corporation to claim that the value per share of Protection One was lowered because of the terms of the Unsecured Note and/or the issuance of the Top-Up Shares. Lazard’s fairness opinion and fairness analysis also do not reflect any consideration of the Top-Up Option or the effects of the Top-Up Option or the value of the Unsecured Note on the value of Protection One’s common stock.

The Support Agreements, Minimum Condition and Top-Up Option Are Unlawfully Coercive

95. The interplay among the Support Agreements, the Minimum Condition, and the Top-Up Option permits GTCR to squeeze out the Company’s public stockholders and obtain total ownership of the Company’s stock without any minority stockholder agreeing to sell a single share.

96. Through the Support Agreements, GTCR has effectively acquired majority beneficial ownership of Protection One. Although GTCR’s Tender Offer is supposedly dependent upon satisfaction of the Minimum Condition {i.e., that at least 60% of the Company’s shares on a fully diluted basis are tendered), the Support Agreement’s requirement that the Majority Stockholders irrevocably commit to tender their 17,721,618 Protection One shares (constituting more than 60% of the outstanding shares on a fully diluted basis) into the Tender Offer means the Minimum Condition is certain to be satisfied. Thus, the Tender Offer was assured of success, and the minority stockholders cannot defeat the offer by refusing to tender their shares.

97. Through the Top-Up Option, the Defendants also ensured that GTCR would be able to effect the Short-Form Merger without the support of a single minority share. The Top-Up Option provides that, upon satisfaction of the Minimum Condition and closure of the Tender Offer, the Company will issue to GTCR on demand a sufficient number of Protection One common shares such that GTCR will own one share more than 90% of Protection One’s outstanding common shares, thus enabling GTCR to conduct a short-form merger under 8 Del. C. § 253.

98. While the Company’s 10-K indicated that a proxy statement for the Company’s 2010 annual stockholders meeting would be filed with the SEC no later than April 30, 2010, no such filing was made. On April 30, 2010, the Company filed with the SEC a Form 10-K/A (the “10-K/A”) by which Protection One amended its 10-K to include information that was to be incorporated by reference from the Company’s 2010 annual proxy statement. This information included information on the Company’s directors and officers and their annual compensation and equity holdings. According to the 10-K/A, the Company will not file its annual proxy statement with the SEC within 120 days after the end of its 2009 fiscal year.

The Transaction Provides GTCR With Protection One’s Growth Potential and the Majority Stockholders With an Exit Strategy

99. GTCR has a history of selling companies in the security industry for a substantial profit. GTCR previously owned two security companies, Cambridge Protection Industries (“Cambridge”) and HSM Electronic Protection Services (“HSM”). GTCR founded Cambridge in 1999 and sold it to ADT in 2001 for $1 billion in cash. GTCR bought HSM from Honeywell in 2004 for $315 million, and then sold it to The Stanley Works (now Stanley Black & Decker, Inc.) for $545 million in cash in 2007. Tim Whall and Jim Covert, who worked with GTCR in connection with Cambridge and HSM, are expected to serve as executives and/or advisors of Protection One following completion of the acquisition.

100. While GTCR has prospered by growing and then selling security companies, the Majority Stockholders have been in “harvesting, no investing mode,” according to Henry Edmonds of the Edmonds Group. Instead of growing Protection One, the Majority Stockholders have used it merely as a steady stream of income until they decided to sell. Indeed, according to

SmartTrend, “Protection One Offers Investors the Best Cash Flow in the Security & Alarm Services Industry.” Edmonds observed that rather than invest in the Company’s growth, the Majority Stockholders have “been taking money out of Pro One[.]”

101. There are numerous publicly traded security companies with market capitalizations of less than or equal to that of Protection One. These potential target companies include Vicon Industries, Inc., Napco Security Systems, Mace Security Intl., Inc. and Checkpoint Systems, Inc. However, the Majority Stockholders and the Board they control did not want to grow the Company through acquisitions.

102. Following the sale to GTCR, Edmonds believes, Protection One “will be in a very different place.” “I expect GTCR to invest meaningfully in growth over the next few years and then exit by selling to a strategic buyer, quite possibly, ADT or Stanley, companies they’ve successfully sold to before,” Edmonds said.

103. On information and belief, the Majority Stockholders determined to sell Protection One based on their current investment priorities. They have had the Protection One investment for over six years. During 2009, Monarch sold its two other major investment positions in DANA Corp. and Silicon Graphics, and Protection One is now the last position listed on Monarch’s most recent Schedule 13-F. Monarch owns $100 million of the $525 million of debt of Hicks Sporting Group and is leading the lenders’ objection to the offer to Hicks to buy the Texas Rangers, stadium lease and surrounding lands for over $300 million with creditors receiving only $270 million. It was recently reported that Monarch is seeking to raise $400 million for a new distressed asset fund.

104. Quadrangle Fund II had 59% of its fund invested in Protection One, Cinemark and NTELOS with the balance in private companies. Quadrangle sold its stake in Cinemark Holdings on December 9, 2009. Quadrangle is in need of fresh capital and is planning a new fund now that it has paid $12 million to resolve an SEC complaint alleging that it induced the New York State Common Retirement Fund to invest $100 million in exchange for paying a finders fee to a political advisor and fundraiser for a former State Comptroller and arranging the distribution of a movie made by a former State Deputy Comptroller.

105. On information and belief, Monarch and Quadrangle wish to liquidate their investments in Protection One as part of their efforts to free up capital of their investors for reinvestment in their new funds.

106. The Schedule 14D-9 describes the Merger Agreement, the Support Agreements and the Letter Agreement relating to the sale of the Company and the Majority Stockholders’ sale of their majority position therein. However, the Schedule 14D-9 contains no disclosure as to why Quadrangle and Monarch determined to sell Protection One and their stake therein at this time and enter into the Support Agreements. In assessing the timing of the sale and the fairness of the $15.50 price, a reasonable stockholder would want to know whether a desire to liquidate investments to free up capital for new funds or some other reason caused the Majority Stockholders to want a sale at this time.

107. The Majority Stockholders have shortchanged investors by selling to GTCR now. John Mack, CEO of Protection One from 1991 until 1999 and current managing director and head of mergers and acquisitions for Imperial Capital, surmised that GTCR’s most likely partners, Stanley and ADT, were effectively precluded from bidding on Protection One due to Stanley’s merger with Black & Decker and ADT’s current deal with Broadview. Instead of waiting for a time when the two dominant security companies could bid, the Majority Stockholders chose to provide GTCR with a third shot at reaping significant gains in the security industry, and to provide the Majority Stockholders with a timely exit strategy from the Company.

Materially Misleading and Incomplete Disclosure of Lazard’s Analyses

108. According to the Schedule 14D-9, Lazard’s fairness opinion was a material factor upon which the Board relied in reaching its determination that the Merger is fair to the Company’s minority stockholders and in recommending that the Company’s minority stockholders tender their shares into the Tender Offer.

109. According to the Schedule 14D-9, Lazard conducted the following analyses: (a) Discounted Cash Flow Analysis (“DCF”); (b) Precedent Transactions Analysis; (c) Selected Public Company Benchmarks Analysis; and (d) Premia Paid Analysis. Lazard also reviewed the 52 week high and low closing share price for Protection One stock for the period ending January 19, 2010. The Schedule 14D-9’s description of those analyses are materially misleading, incomplete and incorrect.

DCF Analysis

110. According to the Schedule 14D-9, “Lazard discounted to present [sic] the unlevered free cash flows using discount rates reflecting the estimated weighted average cost of capital based on industry comparables and ranging from 9.0% to 10.0% . . . .” As a publicly traded company, Protection One has its own weighted average cost of capital (WACC). On information and belief, based on its levered beta of 1.46 and its non-investment grade debt, the range of WACC for Protection One is likely higher than 10%. The Schedule 14D-9 does not disclose why Lazard did not compute and use Protection One’s own WACC for purposes of the DCF analysis. Furthermore, the Schedule 14D-9 does not disclose the industry comparables that Lazard used in computing its WACC range. Even with the lower WACC, Lazard’s DCF analysis shows values above $15.50.

Precedent Transactions Analysis

111. According to the Schedule 14D-9, Lazard calculated and analyzed the enterprise value in several selected precedent transactions. According to the Schedule 14D-9, based on its analysis, Lazard calculated an implied enterprise value range for Protection One resulting in implied share prices from $10.92 to $22.47. Lazard considered the pending merger between Brinks Home Security Holdings Inc. and Tyco International Ltd. as the “most relevant” transaction for this analysis. With the exception of one transaction in November 2009, the others range in time from June 2008 to November 2003. Those transactions are out of date and irrelevant. A reasonable stockholder would want to know the implied enterprise value based on the valuation metrics of the “most relevant” Brinks transaction.

52 Week High/Low

112. According to the Schedule 14D-9:

Lazard reviewed Share price data for the 52-week period ended January 19, 2010, the last trading day prior to Protection One’s strategic alternatives announcement. Lazard observed that, during this period, the closing Share price ranged from $0.83 per Share to $7.37 per Share, as compared to the Offer Price of $15.50 per share.

This disclosure is incorrect. According to Bloomberg, the closing share price for Protection One common stock between January 19, 2009 and January 19, 2010 ranged from $7.10 to $1.20.

COUNT I

AGAINST THE MAJORITY STOCKHOLDERS AND DIRECTOR

DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

113. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

114. The Majority Stockholders and Director Defendants have violated their fiduciary duties of loyalty and care owed to Protection One’s minority stockholders by agreeing to and/or approving the Merger Agreement, Support Agreements, Tender Offer, Top-Up Option, Unsecured Note, No-Shop provisions and Short-Form Merger. In combination, these measures produce an impermissible result by creating an unreasonable, disproportionate and irrevocable lock-up that makes GTCR’s acquisition of Protection One including the minority shares a virtual certainty. The Unsecured Note is an unusual and draconian feature for a lock-up option that has not been upheld by the Delaware Courts. Because these agreements and transactions compel the forced sale of the minority shares of the Company, the minority stockholders will be coerced into tendering their shares in the Tender Offer. The Director Defendants have also breached their fiduciary duties of loyalty and care through the issuance of the materially misleading and incomplete Schedule 14D-9.

115. The forced sale of the minority shares to facilitate the Majority Stockholders’ exit strategies does not satisfy the entire fairness standard. The sale was initiated and timed by the Majority Stockholders, their designees on the Protection One Board and management. The Merger Agreement and the Support Agreements are designed to favor the interests of the Majority Stockholders (who are getting early debt repayment and their expenses paid by the Company) by permitting them to exit their significant position in the Company and transfer 100% ownership of Protection One to GTCR without any involvement by the Company’s minority stockholders. Defendant Ginsburg is self-interested and seeks a change of control transaction that will pay him millions in termination benefits, including for options, SARs and restricted shares granted just 3 months ago after the Company was well into the sale process. The No-Shop provisions and Support Agreements preclude an alternative proposal. As described above, the structure of the sale of the minority shares is coercive. There was no independent negotiation on behalf of the minority holders and the transactions were approved by conflicted directors. The Majority Stockholders will use their control of the Company to ensure the success of the Tender Offer. The Director Defendants and Majority Stockholders agreed to the Top-Up Option, which will enable GTCR to effect the Short-Form Merger regardless of whether the minority stockholders tender. In light of the Support Agreements, the Top-Up Option is a lock-up option that renders the minority shares irrelevant. Indeed, the Top-Up Option and the certain short-form cash-out will compel the minority holders to tender. Moreover, the option and Unsecured Note impair the minority stockholders’ appraisal rights. The $15.50 price is inadequate but the minority will be forced to sell their shares at that price regardless of the unfairness of that price.

116. As discussed above, the Schedule 14D-9 is materially misleading and incomplete, including with respect to the following:

(a) the Top-Up Option;

(b) Lazard’s conflicts;

(c) J.P. Morgan’s conflicts, compensation and debt position;

(d) Lazard’s fairness analysis;

(e) the November 2009 refinancing; and

(f) the elimination of a $17.25 per-share bid.

COUNT II

AGAINST GTCR, PROTECTION HOLDINGS AND

ACQUISITION SUB FOR BREACH OF FIDUCIARY DUTY, AIDING

AND ABETTING AND EQUITABLE FRAUD

117. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

118. The Merger Agreement and Support Agreements make GTCR and its acquisition vehicles the Company’s controlling stockholder. GTCR, Protection Holdings and Acquisition Sub are breaching their fiduciary duties by effecting the coercive purchase of the minority shares. The Tender Offer is not dependent on the tender of a single public share, much less a majority of the minority shares. After finalizing its purchase of the Majority Stockholders’ shares upon the close of the Tender Offer, GTCR and its affiliates will be the Company’s majority stockholder. Their exercise of the Top-Up Option in exchange for the Unsecured Note in order to facilitate a Short-Form Merger will violate their fiduciary duties as majority stockholder.

119. GTCR and its acquisition vehicles were aware that the Majority Stockholders and Director Defendants owed fiduciary duties, but knowingly participated in the breach of those duties by suggesting and entering into the Support Agreements, the No Shops and the Top-Up Option (including the Unsecured Note feature) and structuring the Tender Offer and Short-Form Merger in a coercive way. GTCR is a sophisticated party with experienced advisors, yet knowingly demanded the unreasonable features of the Top-Up Option and other lock-up devices. Through participation in these measures, GTCR knowingly helped the Director Defendants and Majority Stockholders to breach their fiduciary duties. The concerted action by the defendants, including GTCR, Protection Holdings and Acquisition Sub, has damaged Plaintiff and the other public stockholders by depriving them of an informed choice concerning the sale of their shares and exercise of appraisal rights.

120. GTCR, Protection Holdings and Acquisition Sub have also committed fraud through their materially misleading statements and partial disclosures in the Offer to Purchase. The partial disclosures concerning the Top-Up Option and appraisal deliberately mislead the public stockholders.

No Adequate Remedy at Law

121. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class. As a result of the Defendants’ actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer and from obtaining appropriate consideration for their shares of Protection One common stock.

122. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and relief in favor of the Class and against Defendants as follows:

A.	Declaring that this action is properly maintainable as a class action;

B.	Declaring that Defendants have breached their fiduciary duties;

C.	Enjoining consummation of the Tender Offer, Top-Up Option, Merger and No-Shop provisions;

D.	Declaring that the Top-Up Option may not be validly exercised under Delaware law;

E.	Declaring that the Amended Employment Agreements and Equity Awards were approved in violation of the Director Defendants’ fiduciary duties;

F.	Declaring invalid the Amended Employment Agreements;

G.	Enjoining the Senior Executives from exchanging the Equity Awards in the Merger;

H.	Awarding Plaintiff and the Class appropriate damages plus pre- and post-judgment interest;

I.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

J.	Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.

/s/ Michael Hanrahan
Michael Hanrahan (#941)
Marcus E. Montejo (#4890)
Kevin H. Davenport (#5327)
1310 N. King Street P.O. Box 1328
Wilmington, Delaware 1999-1328
(302) 888-6500
Attorneys for Plaintiff

Dated: May 6, 2010

OF COUNSEL:

BARROWAY TOPAZ KESSLER

MELTZER & CHECK, LLP

Marc A. Topaz

Lee D. Rudy

Michael C. Wagner

James H. Miller

280 King of Prussia Road

Radnor, Pennsylvania 19087

(610)667-7706

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